OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Zoptiks LLC

21 E State St.
Columbus, OH 43215

zoptiks.com



66666 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 713,333* shares of Membership Units ($106,999.95)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 66,666 shares of Membership Units ($9,999.90)

Company	Zoptiks LLC
Corporate Address	21 E State St, Columbus, Ohio
Description of Business	Mobile Application Development and Publisher
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.15
Minimum Investment Amount (per investor)	$252.00

The 10% Bonus for StartEngine Shareholders

Zoptiks LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,500 Membership Units at $0.15 / unit, you will receive 150 bonus units, meaning you'll own 1,650 units for $225. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Executive Summary

What is the story so far?

Zoptiks has been built on the foundation of enabling biodiversity education, awareness, biotech augmentation and wildlife conservation. Humanity has forgotten that we are not the only inhabitant of our planet and that as we technologically progress and expand outwards, it is vital to understand and conserve what already exists.

Zoptiks seeks to redefine the very nature of zoological education and wildlife awareness as well as bring more zoological organizations globally a mobile prescience. This is accomplished by Zoptiks web and mobile platforms, which contain the following features:

- A Global Geodirectory of Zoological Organizations
- ZooPedia- A Modern Animal Encyclopedia
- SmartMaps- Interactive Zoological Maps
- News and Events- A blog with the latest wildlife news and articles
- Marketplace- Allows zoological organizations to sell products
- Reviews and Ratings

What is the problem that you have identified?

There are primarily two points of concern that Zoptiks as a company is trying to solve. The first is global empathy and the second is the digital transformation of businesses such as zoological organizations.

Empathy in its very nature is a core component of society. With increasing effects of globalization and the technological revolution, humanity has lost touch of the world we live in specifically regarding wildlife, global conservation and global cultures.

The Internet and Smartphones have radically changed how consumers interact in their daily lives. Almost every industry has been affected by this change but the transition to utilizing these platforms has been difficult for organizations that do not have an IT team or infrastructure in place to accommodate changing requirements.

What is your solution to fix the problem you have identified?

Zoptiks addresses the notion of global empathy by providing resources for education as well as a direct connection to real-life organizations. In theory, enabling education and connecting users to resources will allow self-growth and awareness, the true solution to positive change.

How large is the market opportunity?

The zoological market is here to stay, simply based on the fact that wildlife conservation efforts are growing worldwide and nothing can replace the experience of actually seeing organism in real life. Due to our affordable pricing and we expect to capture 90% of all zoological organizations such zoos, aquariums, safaris, wildlife sanctuaries, and natures centers all over the world. Since this is a global market that we are catering towards, some of the barriers that can be expected are the language differences, customer adoption, and education as well as a generation of the market base itself.

What are the competing solutions?

Zoptiks' competition arises in primary three categories: institutional data management system and online knowledge bases. Custom app developers and mobile app makers and lastly NaviZoo.

Managment Systems: The primary global system in place is ZIMS connected to Species 360. This resource is a zoologist built resource for other zoologists and has extensive membership requirements, Zoptiks is available to anyone to use.

NaviZoo: A concept mobile application that caters **only** to zoo navigation, does not have a market product, outreach or association membership.

Custom App/ Builders: There are many ways for mobile apps to be made, and while Zoptiks is not a complete replacement for an in-house app, it actually connects new users to zoological organizations.

In short, Zoptiks is unique in that it provides **e-commerce, advertising, ZooPedia** (zoologist sourced info) on a **web** and **mobile** platform **affordably** and with concrete plans for upcoming technologies such as **augmented reality** and **artificial intelligence.**

How do you do it – what makes you unique?

Zoptiks currently serves an underserved segment in the via mobile apps: the animal kingdom. The centralized app will enable zoos to acquire visitors, increase wildlife conservation awareness as well as bring an augmented reality animal kingdom to users. This, in turn, will enable empathy for life in the upcoming generations.

Who will buy this?

Zoptiks will be monetized using the following methods:

-Direct Sales to Zoos

-Ticket Commissions

-Event Packages

-Promotions

-Advertising

Outreach will be conducted via zoological organizations such as the AZA and AZFA as well as email marketing, word of mouth and SEO.

Liabilities and Litigation

We are not involved in any litigation

The team

Officers and directors

Hari Kunduru	Founder/CEO/Developer and LLC Manager

Hari Kunduru
Formally a business analyst and quality assurance tester with front-end web development experience, his transition to founding Zoptiks lead him to develop skills in business management, mobile application development, and entrepreneurship. Before his creation of Zoptiks, Hari was an IT trainee at a software development company, Ventech Solutions from May 2016 to June 2017 and prior to this position, he was an Office Assistant at the Ohio State University from 2013 to 2015. A 2016 biology graduate from The Ohio State University, Zoptiks is the result of integrating his biological education with modern technology. Hari plans to expand human empathy and redefine how wildlife is perceived.Hari has managed and created Zoptiks full time since its inception in June 2017.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the the Company's units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Transfer Rights** Any stock/note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are selling the stock/note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Zoptiks is a new company** It has no history, a limited number of clients, limited revenues. If you are investing in this company, it's because you think the Zoptiks platform is a good idea, that the IP Company will be able to secure the intellectual property rights to the Zoptiks app and that the company will secure the exclusive marketing and manufacture rights to the software product from the zoological organizations, that we will be able to successfully market, manufacture and sell the software product, that we can price it right and sell it to enough people so that the company will succeed.

- **Additional Funds** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds. And, we may not accurately anticipate these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Our additional capital raising avenues may mean that any stock/note purchased through this crowdfunding campaign may be diluted causing the stock/note to reduce the amount of rights held by each security.

- **Zoological and Small Business Organizations** Our customer base: zoological and small business have operated under the assumption that mobile technology does not exist for decades and have been able to garner business nonetheless. Zoptiks as a company is bettings its initiatives on the mobile transformation and the adoption of mobile technologies.

- **Our Financial Projections includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

- **Zoptiks' potential patents intellectual property could be unenforceable or ineffective.** In technology, it's usually very difficult to enforce patents as even small changes may constitute legality. Zoptiks does everything in its capability to reduce the risk of liability and patent infringement, but there is no guarantee of risk-avoidance.

- **There are several potential competitors who are better positioned than Zoptiks is to take the majority of the market.** We will compete with larger, established brands who currently have software products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Zoptiks financial review includes a going concern note.** Zoptiks' financial review includes a going concern note. Zoptiks' ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Potential loss of investment** There is always the risk that Zoptiks does not succeed and that you will lose the entirety of your investment. 9 in 10 companies fail before the end of year one. 80% of companies will fail before 5 years has passed. Do not invest any money that you cannot afford to lose.

- **No guaranteed return on investment or guaranteed timeline** There is no guarantee that any money invested in Zoptiks will turn a profit. Zoptiks and its managers, affiliates, and employees cannot guarantee any return on investment, does not grant dividends, and cannot guarantee any return over any timeline.

- **Zoptiks may not be able to attain market share** Zoptiks is entering an extremely large and competitive market. While the managers will do everything in their power to attempt to ensure success, it is unlikely that it will every attain majority market share, if any market share.

- **FTC Regulation** The advertising industry is one of the most highly regulated industries. While the managers try their best to follow all FTC guidelines, social media and internet advertising is still largely unregulated and may be subject to unforeseen regulation and rules that may render Zoptiks' business model ineffective.

- **Right to Pivot** Zoptiks operates a fluid business model dependent on the wants and needs of the market. If at any time the managers feel that Zoptiks would have more effective market application in an entirely different market, they reserve the right to make those changes without the consent of note, debt, or minority shareholders or member interest holders.

- **Copyright Infringement** Zoptiks utilizes advertising agreements, zoological and organizational content as its primary means of business. While it is unlikely, and Zoptikshas not faced any litigation or lawsuits as of this time, it is a possibility that Zoptiks faces litigation or lawsuits in the future.

- **The Membership App Builder is product of Bobile.** The accompanying app builder is a patented product of Bobile. As a reseller, Zoptiks is limited to the functionality that Bobile develops as well as privy to their terms and conditions. Current partnership agreements account for a reseller fees for each mobile application hosted on the platform, with variable rates upon growth. It is to be clearly noted that BuisKit and its technologies are privy to actions of Bobile and we are limited to the sales and marketing of the BuisKit app, which is the version of the platform that is hosted under Zoptiks LLC's.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Hari Kunduru, 89.45% ownership, Percent

Classes of securities

- Membership Units: 10,000,000

  #### Voting Rights

  The holders of interest of the Company's membership units, are entitled to one vote for each share held of record on all matters submitted to a vote of the interest holders.

  #### Distribution Rights

  Subject to preferences that may be granted to any then outstanding membership units, holders of interest of membership units are entitled to receive ratably such distribution as may be declared by the managing member out of funds available therefore as well as any distribution to the interest holders. The payment of distributions on the membership units will be a business decision to be made by the managing member from time based upon the results of our operations and our financial condition and any other factors that our managing members considers relevant. Payment of distribution on the membership unit may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future.

  #### Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of membership units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding membership units.

Tax Matters

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of membership units, you will have limited ability, if all, to influence our policies or any other business matter, including the election of managing members, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering, employees exercising unit options, or by conversion of certain instruments into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until June 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 3 months without revenue generation.

During the operation thus far Zoptiks has

- Recruited a base team with diverse skill sets.
- An organized system of data collection, formatting, and distribution scale from zoological globally with a steller REST API.
- Fully developed and launched 3 versions of IOS and Android apps of the platform.
- Developed a web platform to source the data feed of the mobile app.
- Become members of the AZA and AZFA zoological organizations.
- Established the premises of development and lexicon of potential clients for the next 3 years.

Revenue

Revenue for the fiscal year 2017 was $0 which is conducive to the startup still being in a product development phase.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, research and development expenses and expenses of product development!

Costs for Development of the mobile application, web platform and various business expense for the past 12 months have totaled to approximately $53,799. Major expenses moving forward include hosting fees, marketing costs, office rental, salaries and sales costs.

Historical results and cash flows are representative of what investors should expect in the future, investors should expect that costs of operation and growth will be higher as development and team expansion occurs.

Financial Milestones

The company is investing for the continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2019 and 2020 net profits of $35,000 and $250,000 respectively and believes the company will generate positive net income beginning in late 2018. Once into revenue, we project that we will invest heavily in variations on our base technologies.

Our goal for 2018 and into 2019 is to acquire zoological organizations. This is the very foundation by which Zoptiks will grow as the zoological organizations will market Zoptiks as their mobile app. This is a step towards building our business to the business customer base and our primary sales of listings, promotions and geofenced advertising.

As 2018 will be the first year for sales, the net profit projection is based on the following assumptions. With a price point of $1000.00 per year acquisition of 100 of the estimated 1500 viable zoological organizations will result in a $100,000 revenue stream. In addition, an initial estimate of commision based products such as tickets, concessions, and membership will account for approximately $25,000 of income, based upon a 10% commission rate on a standard zoo ticket priced at approximately $10.00. Furthermore, advertising via the web and mobile platform is expected to generate another $10,000 worth of advertising. The combination of these income streams will provide an estimated $135,000 worth of revenue by the end of 2019. This growth rate is based on a subset of the 500 viable zoological organizations in the United States to which we access to approximately 300 via the AZA and AZFA associations. Developmental costs, business development and operating expenses to reach this stage are expected to cost approximately $50,000 to $100,000.

Our goal for 2019- early 2020 is to acquire mobile application users. This is the transition Zoptiks will take towards establishing a revolving sales cycle via ticket commissions. At this point, we hope to establish a growing foothold in the global zoological organization count. Revenue growth will occur in two segments in this phase, the first will be an expansion of the current zoological base at an expected growth rate of 150% that will be fueled by word of mouth, additional association memberships in Europe and Australia as well as the World Association of Zoos and Aquariums. With this expansion, our estimated outreach will be to 750 new viable zoological organizations for which we will attempt to acquire 150 more to reach the 250 zoological estimate((based on a 150% growth). Furthermore, an adaption of zoological organizations to Zoptiks will increase application users driving a potential growth rate of up to 200% in ticket and product commissions. With a potential sales of 100,000 zoological tickets averaging $10 at a 10% commision, revenue from ticket commissions will reach $100,000.

Our goal for 2020 is to acquire organizational advertising. This transition will allow for diversification of revenue streams and revenues are expected to grow thanks to the direct sales of advertising space. Advertising is expected to increase with this growth and sponsorships of zoological organizations and third-party companies such as vendors, food and drink companies and wildlife providers will drive advertising revenue to grow by approximately 200% to reach $40,000. Developmental costs, business development and operating expenses to reach this stage are expected to cost approximately $100,000 to $150,000.

All forward-looking projections are modest estimates based on knowledge available to the Zoptiks team, the market potential and our outreach strategy we fully expect to overachieve our financial goals and expect higher growth rates than mentioned. Furthermore, we expect to be self-sustaining early in our sales lifecycle.

Liquidity and Capital Resources

The company is currently generating operating losses at a very slow rate (our burn is $450 per month for the entire team as of now). This is accomplished by our founder working full time to build the product without taking a salary for the past 6 months. Infusion of new capital will allow Zoptiks to grow and continue business operations. We have raised approximately $40,500 to go through 4 iterations of product models to get to the state we are at now, something that can only be accomplished by the significant time commitment dedicated.

This round of funding will allow our founder to work full-time and onboard other team members to grow Zoptiks as well as keep it operational for the next 12 months, enabling Zoptiks to achieve stability and grow upon the companies profits.

That said, growing comes with venture capital, small business loans or angel investments at some point. This crowd raises will finance us leading into a net profit year, or it will finance us leading into the growth required to close a proper Series A round of funding.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-08-15, Regulation D, 1055000 Membership Units. Use of proceeds: Working Capital, Product Development, Zoological Associations, Research & development; specifically outsourced developer costs for alpha prototypes, initial user engagement and feedback to help refine the UX/UI and implement changes that would create retention among users as well as various business expense such as office costs, cloud hostings fees, membership fees and more.

Valuation

$1,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The opinion was based on the Company's intellectual property, marketplace and the estimated value of similarly sized companies such as NaviZoo, ZooEasy, DoubleKnot and Tracks Software, in the zoological software industry, at this stage of their developmental lifecycle. With these facts and the experience and drive of the management, we believe this is an accurate determination of the Company's fair market value based calculations made to the best of our abilities.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,710
Net Proceeds	$9,000	$96,290
Use of Net Proceeds:		
R& D & Production	$3,500	$30,000
Marketing	$1,000	$20,000
Working Capital	$4,500	$31,862
Short Term Debt		$14,428
Total Use of Net Proceeds	$10,000	$107,000

Totals are estimates. Actual numbers may vary for avoidance of fractional units

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $96,290 over the course of that time.

The offering proceeds from this capital raise will be used to fund the large-scale acquisition of users through a variety of channels and product development.

- App store native search advertising which in the past averaged a CPI of $2.10. While this is much more expensive and typically less effective than influencer advertising, it is a sure route to downloads, has a below average CPI, and the vast majority of our competitor's downloads (and our current downloads) come from native app store searches for wildlife apps.

- Social Media Advertising, which is by far the most expensive channel that we're
- Zoological Associations have been a great way for to connect to zoological organizations on a large scale. Their conference and contact lists allow us to directly reach our customers in a professional manner through a trusted source.
- Direct to Business Marketing- The primary outreach method will be to directly sell to local business and set up affiliate systems using SEO and account manager outreach.

Additionally, funds will be used to extend the runway for research and development, bug testing, and the addition of new features by adding more developers.

This crowd raise will be used as a bridge to allow us to acquire a larger user-base, and lead us to the next round of funding for more exponential growth.

We've currently set the campaign goal at $107,000. If we meet that goal quickly, or there is a lot of interest in the campaign, we will likely invest in the necessary steps to increase the goal, as scaling at this stage will allow us to grow the company larger before having to seek institutional investors and hit the dreaded dilution rounds.

Following this round, we'll be seeking a Series A or pending the results of this round's funding, from institutional investors.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://zoptiks.com/annual-report/. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zoptiks LLC

[See attached]

Zoptiks
Consolidated Balance Sheet
For the period December 31, 2017

	2017
ASSETS	
Current Assets	
Checking/Savings	$ 300
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Other Assets	-
Total Current Assets	300
Total Fixed Assets, net	580
Other Assets	-
TOTAL ASSETS	**880**
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	14,428
Accrued Expenses	-
Taxes Payable	-
Total Current Liabilities	14,428
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	14,428
Equity	
Member's Equity	40,521
Member Draws	-
Retained Earnings/(Deficit)	(54,069)
Total Equity	(13,548)
TOTAL LIABILITIES & EQUITY	**$ 880**

Zoptiks
Statements of Income
For the year ending December 31, 2017

	December 31, 2017
Revenue	$ -
Costs and expenses:	
Marketing and sales	250
General and administrative	53,549
Total costs and expenses	53,799
Income from operations	(53,799)
Interest and other income (expense), net	-
Depreciation and amortization	270
Income before provision for income taxes	(54,069)
Provision for income taxes	-
Net income	$ (54,069)


Zoptiks
Statement of Cash Flows
For the year ending December 31, 2017


	December 31, 2017
Cash flows from operating activities	
Net income	$ (54,069)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	270
Share-based compensation	
Deferred income taxes	
Tax benefit from share-based award activity	
Other	
Changes in assets and liabilities:	
Accounts receivable	-
Inventory	-
Other assets	
Accounts payable	14,428
Accrued expenses and other current liabilities	
Deferred revenue and deposits	
Long Term Debt	-
Other liabilities	
Net cash provided by operating activities	(39,371)
Cash flows from investing activities	
Purchases of property and equipment	(850)
Purchases of marketable securities	
Sales of marketable securities	
Member Draws	
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	
Change in deposits	
Net cash used in investing activities	(850)
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	
Sales of membership units	40,521
Repurchases of membership units	
Principal payments on capital lease and other financing obligations	
Repurchases of membership units	
Other financing activities, net	
Net cash used in financing activities	40,521
Net (decrease) increase in cash and cash equivalents	300
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 300

NOTE 1 – NATURE OF OPERATIONS

Zoptiks LLC was formed on June 17th,2017 ("Inception") in the State of Ohio. The financial statements of Zoptiks (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbus, Ohio.

Zopitks LLC will design, develop and manage a zoological mobile application assist users in wildlife education efforts, zoological organizations' adaption to mobile technologies and visitor of zoological organizations navigation around the premises operable from IOS and Android devices, as well as a web platform. The application will improve, connect and increase awareness as well as empathy. Zoptiks is paid a commission by organizations for ticket sales via the Zoptiks platform. Zoptiks also makes money in the form of advertising fees charged to clients for their listing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from commissions received from the sales of product offerings listed in our software, sale of organizations listings in the platform and in the form of advertising fees charged to businesses for listing their product or service offerings in our software when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Membership Unit Based Compensation
The Company accounts for membership unit options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each membership unit option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee membership unit-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's membership units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to membership unit-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has $14,428.00 of outstanding payables as of December 31,2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Ownership of the Company is distributed in units. 10,000,000 units have been allocated to represent 100% of the total equity of the company. The original operating agreement, signed on June 17th, 2017 issued 100% ownership to Hari Kunduru.

In an amendment resolution signed and passed on June 1st, 2018, ownership and distribution of the existing 10,000,000 units was reorganized to take on additional LLC partners;

89.45% (8,945,000 membership units) ownership to Hari Kunduru
4% (400,000 membership units) ownership to Balakrishna Kunduru
1.8% (180,000 membership units) ownership to SriTech Global
1.25% (125,000 membership units) ownership to Yugandhar Pauluri
1% (100,000 membership units) ownership to Wes Faulkenberry
.75% (75,000 membership units) ownership to Venkat Kunduru
.5% (50,000 membership units) ownership to Jackson Heinz
.4% (40,000 membership units) ownership to Scott Somerville
.2% (20,000 membership units) ownership to Raja Vadlamudi
.2% (20,000 membership units) ownership to Harsha Sompalli
.2% (20,000 membership units) ownership to Krishnan Balagurusamy
.1% (10,000 membership units) ownership to Kristin Winner
.1% (10,000 membership units) ownership to Padma Kunduru
.05% (5,000 membership units) ownership to Ramya Kunduru

Ownership distribution is to be issued from Hari Kunduru's ownership in the business.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions have occurred other than those disclosed in the cap table.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st, 2017.
There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Hari Kunduru, the Chief Executive Officer of Zoptiks LLC, hereby certify that the financial statements of Zoptiks and notes thereto for the periods ending December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 1st,2018.

Hari Kunduru
_____

Chief Executive Officer

Hari Kunduru

June 1st, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



What's New Discover Investments Edit My Campaign Launch an ICO NEW Blake A.

Zoptiks is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Zoptiks
The Mobile Animal Kingdom
Small OPO Columbus, OH Software & Services
Accepting International Investment

Overview Team Terms Updates Comments Share

The Mobile Animal Kingdom

Biodiversity **Redefined**

A Wildlife Resource

At Zoptiks, we view digital technology such as websites and mobile applications as tools that empower humanity to connect, grow and empathize with the world we live in.

We set out to build a company that focuses on removing technological obstacles standing in the way of people around the world to experiencing wildlife through zoos, aquariums, safaris, wildlife sanctuaries.

Zoptiks aims to be the go-to resource for anyone to learn about nature and directly connecting users to the zoological organizations. Zoptiks.com is a geodirectory of zoological organizations around the world that contains Zoopedia: A modern zoologist curated animal encyclopedia and blog for zoological research, news, and photography.

Zoptiks App
GeoLocation
Booking, Gallery , Photos and Accounts
Augmented Reality Animal Kingdom
Animal Encyclopedia
Zoptiks Website Integration

When you dig down to the core purpose of Zoptiks, it is to connect users organizations. Zoptiks makes money on providing mobile infrastructure for zoos, advertising, ticket commissions, and event promotions.

What's next? Learn more about Zoptiks plan's to grow into a leading Augmented Reality, Artificial Intelligence and "ZooTech" company.







Problem
Zoos have trouble making mobile apps.
Paper Maps are a waste of valuable resources.
Wildlife info does not have a mobile presence.
People struggle to empathize with nature.

Solution: A web and mobile platform to learn about wildlife and connect to zoological organizations globally
Find a Zoo Near You
Purchase Tickets and Book Events
GeoLocated Zoo Navigation
Zoologist Animal Encyclopedia
Augmented Reality Animal Kingdom
Photo Booth

3

Our Mission

 **Biodiversity Education**
 **Global Awareness**
 **Wildlife Conservation**
 **Research**
 **Digital Modernization**

The Offering

Investment

$0.15 / Membership Unit | When you invest you are betting the company's future value will exceed $1.6 Million Dollars

 This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Zoptiks

When you want to learn about an animal, the first step anyone takes is to Google the name of the organism and click on one of the top links. Zoptiks will be one of the top links for every organism and zoo in the world. As a zoologist curated resource, Zoptiks provides quality factual content directly from the people who dedicate their careers to working with wildlife.

Zoptiks takes users interested in learning about wildlife and connects them directly with zoological organizations around them. While a digital experience can be rewarding, actually seeing wildlife in person inspires the human imagination and allows for humanity to empathize with the world we live in.

What do you get out of Zoptiks?

For Zoological Organizations:
- Showcase Your Organization
- Interactive Live Map!
- Sell Tickets and Products
- Promote events and your zoologists' research.
- Convert online visitors to your zoo.
- Gather feedback from visitors
- Advertise Products and Drive Sales!

For Visitors:
- ZooPedia: A Modern Animal Encyclopedia
- Zoological GeoDirectory: Find organizations near you and purchase tickets.
- SmartMaps: Explore exhibits and attractions before you visit the zoo.



Learn more at Zoptiks.com

- Forum: Your nature questions, answered
- Research: Access the latest research from zoologists



Learn more at Zoptiks.com

Jumpstart Your Wildlife Journey
Search...
Sea Turtle

African Elephant
Loxodonta Africana
Photo Gallery
ZooPedia: A Modern Animal Encyclopedia

Discover Zoological Organizations Globally
Photo Gallery
Search...
Akron
Description

View All
Attractions
Exhibits
Food and Drink
Shops
Venue
Simplify your Visit with Smart Maps

ZOPTIKS
Jumpstart Your Wildlife Journey
Featured Near You

ZOPTIKS
THE WILDLIFE

ZOO
Columbus Zoo and Aquarium

Mobile Features

Through extensive outreach to zoos, aquariums, associations and user interviews, we narrowed down what zoological organizations and their visitors need from a mobile app. They are:

- Digital Maps
- Mobile Tickets and Products payments
- Exhibit and Organizational information
- Outreach, Events and Contact Information

The Zoptiks mobile app provides exactly this, for every single zoological organization in the world. It takes the resources on the Zoptiks web platform such as Zoopedia, Events and Zoological Research and brings it into a convenient mobile application.

It's like carrying around the entire animal kingdom in your pocket!

Web Features

From a web perspective, Zoptiks allows users to explore wildlife and zoological organizations like never before by providing a resource and submission portal. Users are able to:

- Browse zoos, aquariums, safaris and wildlife sanctuaries around the world
- Understand with Zoopedia: A modern animal encyclopedia
- Ask Questions and Browse the latest news.
- Purchase Tickets and Products
- Rate and Review
- Instant SEO boost for all organizations.

On the other hand, zoos are able to add and manage their information and content as well as contribute to Zoptiks independently and automatically.

Coming Soon

ZooAR, Commerce and Analytics

With the core of the app built, the focus now turns to bring in and retain app users. An app is nothing without its users and the more features we provide, more people will use it, leading to more visits to zoos, ticket sales and revenue for Zoptiks. A few features that I've been working on are:

- Advanced Points of Intrest- integration with real-time geolocation on a custom mapping platform.



- Photo Booth- Has anyone gone to the zoo and not taken a picture?
- Tours- Custom tours based off of Advanced Points of Intrest.
- Augmented Reality- Recreating the Animal Kingdom on your mobile device
- Visitor Analytics- Provide advanced visitor analytics to zoological organizations regarding how visitors interact with their organization.
- Interstitial Full Page and Subliminal advertising- As the advertising cycle begins for the Zoptiks app, advertising in multiple ways will help increase our revenue.
- ECommerce and Ticket Integration





ZooAI and Enterprise Systems

With the information derived from Zoptiks and Zoopedia, we will have an abundance of zoological data to morph into an artificial intelligence. While artificial intelligence is still in its early phases, Zoptiks expects to be a pioneer in its adaption for the zoological field. A few uses cases for this transition are the following

- Organism Identification and Classificaiton
- Behaviorial Analysis
- Data Propagation for research
- Enterprise System Integration

Business Model

"Directly Connecting People Interested In Wildlife with Zoological Organizations"











Zoological Listings

While each zoological profile is free having the various points of interest in each zoo costs extra. These listings allows zoos to use Zoptiks as their go to mobile app by providing an interactive geolocated mobile map for their visitors.

Commission Based Tickets and Merchandise

Tickets and products are charged a commission. Zoos never run out of space and are looking for more visitors all the time, and with Zoptiks, planning your next visit is fluid and at the tip of your fingers. It's a win-win situation.

Advertising Space

Allow zoos and sponsors of zoos to advertise and promote their products for a fee. Directing consumers to zoo's stores to increase their revenue. Imagine an advertisement on your phone for a cold drink thats available 100 feet away while at the zoo. We drive more sales for products sold by zoos themselves!

Events and Promotions

Listing events at zoos and promoting any individual zoo in their region are a separate fee. Animal feedings, Shows, Exhibits, and special events are charged an extra free on a time basis. With thousands of events globally, it's a revolving income stream.

Welcome
The Story
My Account
More
Share
Rate
Email
Call
Location
SMS
The Story
Book Now
KEEP IN TOUCH!

Member's Apps



Zoptiks has partnered with Bobile, an easy to use no code app builder and management system to provide custom apps for zoological organizations that want to have a "member's only app". This app builder comes with extensive features such as a mobile store, mobile booking, push notifications, live chat with an integrated customer management system.

As an add-on to the Zoptiks package, this custom app allows for zoological organizations to improve customer retention, implement customer loyalty programs and provides a mobile member management solution.



bobile

Source







LEARN EVERY STORY
WorldWildlife
Mission Page
Our Work
Species
Places
About Us
How To Help

Generating Value for Clients
Reviews and Ratings
Affordable Return on Investment
Communication
Visitor Analytics
SEO and ASO
Paper Map Replacement

Zoological Associations

commercial member
ASSOCIATION OF ZOOS & AQUARIUMS

Zoptiks is a commercial member of the Association of Zoos and Aquariums



AZFA

Zoptiks is a commercial member of the Aquarium and Zoo Facilities Association

---

Social Media, Affiliates and Sales





Conversions are tracked
Gets a commission for sale
Buiskit ads on their website
Customer clicks & converts
75%
Gen Z Presence
21%
Increase in Social Media Users

Markets

The Zoological and Agribuisness Markets
10,000 Zoological Organizations Globally
$5 Billion Market in the United States
175 Million Visitors per Year
$16 Billion Global Market
$50 million Kids

Source 1 Source 2 Source 3

Global Zoological Market

Zoptiks caters to zoological organizations such as zoos, aquariums, safaris, wildlife sanctuaries, aviaries, insectariums, wildlife photographers and visitors of zoological organizations. Furthermore, we will provide towards zoological tickets and product sales as well as advertising.

- 1,500 Global Zoological Organizations
- 175 million visitors per year
- 50 million annual child visitors

Total Addressable Market- $1.88 Billion per Year
Service Addressable Market- $47 Million per Year
Service Obtainable Market- $12.5 million per year

Competition

Zoptiks' competition arises in primary three categories: institutional data management system and online knowledge bases. Custom app developers and mobile app makers and lastly NaviZoo.

Managment Systems: The primary global system in place is ZIMS connected to Species 360. This resource is a zoologist built resource for other zoologists and has extensive membership requirements, Zoptiks is available to anyone to use.

NaviZoo: A concept mobile application that caters only to zoo navigation, does not have a market product, outreach or association membership.

Custom Apps/ Builders: There are many ways for mobile apps to be made, and while Zoptiks is not a complete replacement for an in-house app, it actually connects new users to zoological organizations.

In short, Zoptiks is unique in that it provides e-commerce, advertising, ZooPedia (zoologist sourced info) on a web and mobile platform affordably and with concrete plans for upcoming technologies such as augmented reality and artificial intelligence.





SPECIES 360 | ZIMS

NAVIZOO
NAVIGATION IN ZOO

ZIMS Source NaviZoo Source









GURU BiznessAPPS

bobile

Source

Source

Source

Source

Why Invest in Zoptiks



Social Cause

Support wildlife conservation efforts, zoos and enable human empathy to grow. Fund a global zoological movement that will revolutionize the animal kingdom.

Team

Our team is made of up graduates of The Ohio State University. We are efficient, driven and looking to conquer this venture and make it into an outstanding success.



Growth

Growth projections based off of business models that make sense. Revolving customer streams deliver products that people will use and retain time after time.



Distributions

Zoptiks LLC shall have the power to make distributions to its members in such amounts and at such intervals appropriate according to law.

What do we need an investment for?



Conferences



Marketing



Team Expansion



Working Capital


ZOPTIKS
GET IT ON
Google Play
Download on the
App Store
An investment in knowledge
pays the best interest.

June 2017

Our Company Launches!

The concept of a centralized mobile application for zoological organizations is inspired crafted by Hari and the journey to development begins.

August 2017

Alpha Version of Zoptiks App Launchd

Based on a Xamarin framework, the alpha version is released to provide a bare minimum prototype of the application.

October 2017

AZFA Conference

Zoptiks attends the Fall AZFA conference to analyze the alpha prototype as well as understand the requirements and limitations of zoological organizations.

October 2017

AZFA and AZA Memberships

Zoptiks is accepted as a commercial member of the AZA and AZFA zoological associations.

November 2017

Bobile Partnership

Through various outreach efforts, Zoptiks meets Bobile and signs on as a reseller to bring full mobile applications potential customers.

March 2018

ZOPTIKS

Zoptiks.com Launch

After a complete overhaul, Zoptiks is relaunched based on an Angular/Vue.JS web framework creating an online portal for customers and users to begin data input.

April 2018

Zoptiks and BuisKit

The Zoptiks mobile app is relaunched with a completely new React Native mobile framework to create a future-proof, extensive version that saves significant development costs.

June 2018

Launched on StartEngine

Now YOU can own a part of our company! Zoptiks begins its campaign on Start Engine. Join us! With this launch, our sales cycle and outreach officially begins.

June 2018

ZOO
ADMIT ONE

Ticket Integration and 50 BuisKit Users

Zoptiks will have integrated mobile commerce, allowing for a major part of our revenue, ticket commission to generate income. This benchmark will allow us to reach a breakeven point. (ANTICIPATED)

October 2018

250 BuisKit Users, 50 Zoological Organizations and Zoo AR

By October we plan to have 250 BuisKit users as well as ZooAR integration into Zoptiks. (ANTICIPATED)

December 2018

ZOPTIKS

500 BuisKit Users and 100 Zoological Organizations

As the end of year approaches, we settle into our sales cycle and have consistent growth. (ANTICIPATED)

In the Press



THE DAILY REPORTER

SHOW MORE

Meet Our Team



Hari Kunduru

Founder/CEO/Developer and LLC Manager

Formally a business analyst and quality assurance tester with front-end web development experience, his transition to founding Zoptiks lead him to develop skills in business management, mobile application development, and entrepreneurship. Before his creation of Zoptiks, Hari was an IT trainee at a software development company, Ventech Solutions from May 2016 to June 2017 and prior to this position, he was an Office Assistant at the Ohio State University from 2013 to 2015. A 2016 biology graduate from The Ohio State University, Zoptiks is the result of integrating his biological education with modern technology. Hari plans to expand human empathy and redefine how wildlife is perceived.Hari has managed and created Zoptiks full time since its inception in June 2017.





Wes Faulkenberry
Finance Advisor

Currently a a full time Investment Banking Analyst at Q Advisors in Denver, Colorado. Wes is the financial expert on the Zoptiks team. As an early investor and consultant, Wes brings new age financial input to Zoptiks's goals as well as providing a comprehensive financial outlook. A 2016 graduate from The Ohio State University with a degree in Finance, Wes brings financial analytics to Zoptiks.





Troy Gregg
Product Manager

Troy brings a mix of product management and marketing know how to the Zoptiks team. Currently an full time account manager for BrandMuscle in Chicago, Illinois Troy has managed products for clients such as Beam Suntory to produce a superior user experience and comprehensive insight reports. Troy has also worked on the marketing and client management teams of heavy hitters such as Groupon and Fox Sports and excelled at his skillset. A 2016 graduate from the Ohio State University with a degree in Marketing, Troy brings customer analytics and product management expertise to Zoptiks.





Robert Tanner
Head of Operations and Sales

An integral full time team member to LoReal's purchasing and logistics team in New York, Robby brings the operational fluidity and sales strategy necessary for Zoptiks' expansion. Robby brings essential business processes to the Zoptiks team by creating and optimizing business workflows to ensure growth, satisfaction while maximizing customer retention.A 2016 graduate from the Ohio State University with a degree in Logistics, Robby primarily brings operational fluidity with a subset of sales to Zoptiks.





Jackson Heinz
Engineering Analyst

Currently a full-time Structural Failure Analysis Engineer at the Air Force Research Laboratory (AFRL) in Dayton, Ohio. Coming from a strong engineering background and as an early investor Jackson brings mechanical background necessary for upcoming hardware products for Zoptiks growth. A 2016 graduate from the Ohio State University with a degree in Mechanical Engineering, Jackson brings sales experience and a subset of technical engineering to Zoptiks.



Offering Summary

Maximum 713,333* shares of Membership Units ($106,999.95)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 66,666 shares of Membership Units ($9,999.90)

Company	Zoptiks LLC
Corporate Address	21 E State St, Columbus, Ohio
Description of Business	Mobile Application Development and Publisher
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.15
Minimum Investment Amount (per investor)	$252.00

<u>The 10% Bonus for StartEngine Shareholders</u>

Zoptiks LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,500 Membership Units at $0.15 / unit, you will receive 150 bonus units, meaning you'll own 1,650 units for $225. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings


SHOW MORE


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


Updates

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VIDEO TRANSCRIPT (Exhibit D)

Imagination, Creativity and Empathy are fueled by wildlife. Being your Journey by connecting with zoos, aquariums, wildlife sanctuaries, museums around the world. Learn more with ZooPedia, a modern animal encyclopedia. Navigate the zoo like a pro with SmartMaps. Experience Wildlife with stunning photography. Understand nature of zoologist research. Purchase tickets and book events. A wildlife resource, zoological portal, animal kingdom on your mobile device.

Download Zoptiks today.

"We believe in a better future for all living things.

We build, we protect, we connect - AZFA

What will we leave behind, for future generations?

Share this Video

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY

AMENDED OPERATING AGREEMENT OF ZOPTIKS LLC

This agreement is made effective on the 1st day of June, 2018 among the member(s) and the company.

1. Formation. A limited liability company (LLC) of the above name has been formed under the laws of the State of Ohio by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on 06/13/2017. The purpose of the business shall be to carry on any activity which is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the member(s) as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

2. Members. The name and address of each initial limited liability company member is:

HARI KUNDURU
202 LAURENS WAY
CHAPEL HILL , NC 27516

SRITECH GLOBAL
5198 SATINWOOD DRIVE
GALENA , OH 43021

BALAKRISHNA KUNDURU
4025 Symes Drive
Belle Mead,, NJ 08502

YUGANDHAR PAVULURI
313 Cypress Falls Drive
CARY , NC 27513

SCOTT SOMERVILLE
5961 Weeping Rock Drive
LEWIS CENTER , OH 43035

KRISTIN WINNER
457 ELSMERE ST
COLUMBUS , OH 43206

Raja Vadlamudi
2207 Rocky Bay Court
Cary, NC 27519

KRISHNAN BALAGURUSAMY
5529 MURRAY CIRCLE
DUBLIN , OH 43016

WES FAULKENBERRY
5125 WESTSHORE BLVD
TAMPA , FL 33611

Jackson Heinz
3743 Glory Drive
BELLBROOK , OH 45035

VENKAT KUNDURU
202 LAURENS WAY
CHAPEL HILL , NC 27516

HARSHA SOMPALLI
5829 Fryar Lane
Cary, NC 27519

PADMA KUNDURU
202 LAURENS WAY
CHAPEL HILL , NC 27516

RAMYA KUNDURU
202 LAURENS WAY
CHAPEL HILL , NC 27516

3. Contributions. The capital contribution of each limited liability company member in exchange for their LLC ownership is:

Name	LLC Ownership (Membership Units)	Capital Contribution
Hari Kunduru	8,945,000	$8,270
SriTech Global	180,000	$4,500
Balakrishna Kunduru	400,000	$10,000
Yugandhar Pavuluri	125,000	$2,501
Scott Somerville	40,000	$2,000
Kristin Winner	10,000	$500
Raja Vadlamudi	20,000	$1,000
Harsha Sompalli	20,000	$1,000
Krishnan Balagurusamy	20,000	$1,000
Wes Faulkenberry	100,000	$4,000
Jackson Heinz	50,000	$2,000
Venkat Kunduru	75,000	$3,000
Padma Kunduru	10,000	$500
Ramya Kunduru	5,000	$250

NOTE: The capital contribution may be in the form of cash (or cash equivalents), labor or services (past or future), or property/equipment/assets other than cash. Regardless of the type of capital contribution, it should be expressed above in a dollar equivalent value that is agreed upon by all limited liability company members. Additionally, there may be accounting/tax ramifications for individuals contributing capital other than cash.

4. Profit and Loss. The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the members.

5. Distributions. The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

6. Management. The management and control of the Company shall be vested in one Managing Member, which shall be Hari Kunduru. Except as otherwise expressly provided herein, the Managing Member shall make any and all decisions regarding the policies and affairs of the Company, and shall be vested with exclusive decision making authority for the Company.

7. Registered Agent. For receipt of official legal and tax correspondence from the State of Ohio, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Ohio.

8. Assets. The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual members, unless approved by a majority vote of the members.

9. Records and Accounting. The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All members shall have a right to inspect the records during normal business hours. The members shall have the power to hire such accountants as they deem necessary or desirable.

10. Banking. The Managing Member(s) of the limited liability company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up

11. Taxes. The limited liability company shall file such tax returns as required by law. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Cod and any regulations issued by the Internal Revenue Service, the Managing Member(s) must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

12. Separate Entity. The limited liability company is a legal entity separate from its members. No member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

13. Indemnity and Exculpation. The limited liability company shall indemnify and hold harmless its members, managers, employees, officers, and agents to the fullest extent allowed by law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No member shall be liable to the LLC for acts done in good faith.

14. Meetings. The members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

15. Amendment of this Agreement. This agreement may not be amended except in writing signed by the Managing Member(s).

16. Conflict of Interest. No member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the members.

17. Deadlock. In the event that the members cannot come to an agreement on any matter the members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

18. Dissociation of a Member. A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

19. Dissolution. The limited liability company shall dissolve upon the unanimous consent of all the Managing Member(s) or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a Managing Member(s) the remaining members may elect to dissolve or to continue the operation of the LLC.

20. General Provisions. This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

21. Member Voter Rights. Other than the Managing Member, the Members shall have no right to participate in the management of the Company, transact any business in the name of the Company, or act for or bind the Company. The Members (other than the Managing Member, who shall possess all rights of management as set forth in this Agreement), shall have the right to vote only upon the matters specified in this Section 21 or in such other Sections of this Agreement specifically providing for the consent or approval of the Members.

> i) Upon the removal, resignation, or other event causing Hari Kunduru to cease to be the Manager, a successor Manager may be chosen by affirmative vote of the Members who own more than fifty percent (50%) of the total Voting Ownership Units of the Company. A Manager shall hold office until the Manager resigns or shall be removed or otherwise disqualified to serve, or the Manager's successor is elected and qualified.

22. Member Capital Interest. A managing member's capital interest in this LLC shall be computed as a fraction, the numerator of which is the total of a managing member's capital accounts of all managing members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's interest.

23. Member Units. A member's capital interest, for the calculation of ownership, shall be defined in the number of units each member owns. The current number of membership units authorized shall be understood to be 10,000,000 units. The Managing Member(s) may increase the authorized unit amount, as they may deem necessary to the operations of the company.

24. General Provisions. This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

IN WITNESS whereof, the Managing Member(s)of the limited liability company sign this agreement and adopt it as their operating agreement this 1st day of June, 2018.

Hari Kunduru
HARI KUNDURU , Managing Member